O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  ACRAWFORD@OLSHANLAW.COM
DIRECT DIAL:  212.451.2232

September 22, 2015

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Casella Waste Systems, Inc.
Preliminary Proxy Statement filed on Schedule 14A (the “Proxy Statement”)
Filed on September 10, 2015, by JCP Investment Management, LLC, et al
File No. 000-23211

Definitive Additional Soliciting Materials on Schedule 14A (the “DFAN”)
Filed on September 10, 2015, by JCP Investment Management, LLC, et al.
File No. 000-23211

Dear Ms. Duru:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated September 18, 2015 (the “Staff Letter”) with regard to the above-referenced matter.  We have reviewed the Staff Letter with JCP Investment Management, LLC and the other participants in the solicitation (collectively, “JCP”), and we provide the following responses on JCP’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Definitive Additional Soliciting Materials filed September 10, 2015

1.
Specific disclaimers of anti-fraud liability are contrary to the policies underpinning the federal securities laws.  Please ensure that all future filings clarify that the participants are responsible for the information in filings made by them.  In this regard, we note a series of inappropriate disclaimers on page 2 of the presentation, inclusive of a disclaimer that purports to disclaim liability for information in any SEC filing.

JCP acknowledges the Staff’s comment and confirms that in all future filings it will clarify that the participants are responsible for the information in such filings made by them.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

September 22, 2015

2.
Disclosure throughout the slide presentation fails to qualify the participants’ assertions regarding a variety of issues as their opinion or belief.  Please refer generally to Rule 14a- 9, refrain from filing soliciting materials that contain unqualified or unsupported statements and revise all future filings consistent with the comment.

JCP acknowledges the Staff’s comment and confirms that in all future filings it will refrain from filing soliciting materials that contain unqualified or unsupported statements, and it will provide all future filings consistent with the comment.

3.
Refer to the prior comment.  We remind you that each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.  Please revise your disclosure and provide support for assertions made.  For example, please characterize as your opinion and provide us with support for the statements you make on pages 4-7, 9-11, 16, 20-21, 29-30 and 36.  Where the basis of support is other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely.  Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

JCP acknowledges the Staff’s comment.  JCP notes that p. 2 of the DFAN, which contains a general disclaimer applicable to the full presentation, expressly states, “The views expressed herein represent the opinions of JCP Investment Management, LLC (“JCP”).”  JCP refers the Staff to the attached Exhibit A which provides supplemental support for the slides listed in the Staff’s comments.  JCP notes that further support has been provided to all shareholders in JCP’s Proxy Statement.

4.
We note the comparisons made throughout the presentation to the IPO price and the current share price.  The disclosure in these materials and in the proxy statement implies or asserts a direct co-relation between management of the company and the share price decline.  Please revise future filings, including future amendments to the preliminary proxy statement, to acknowledge the myriad of external factors that may also factor into share price movement over a period of time, inclusive of general industry or market trends.

JCP acknowledges the Staff’s comment. On a supplemental basis, JCP believes that it has a strong reasonable basis to assert a direct correctional relationship between the performance of the management of the Company and the declining share price of the Company because the Company retained the same management during the period of the share price decline.  However, JCP confirms that in all future filings it will acknowledge the myriad of external factors that may also factor into share price movement over a period of time, inclusive of general industry or market trends.

5.
Further to our comment above.  We note the emphasis in the materials on 10-year share performance and a total shareholder return metric.  In future filings, provide further balance to your disclosure each time a particular timeframe is highlighted.  Explain why the timeframe referenced is the most appropriate as compared to alternate timeframes.  In this regard, we note that the company’s share price performance has compared favorably in other year timeframes against the “Most Similar Competitors” group, yet your disclosure chooses to highlight underperformance with respect to the 10 year timeframe and as compared to the S&P 500.  Refer generally to Rule 14a-9.

JCP acknowledges the Staff’s comment.  On a supplemental basis, JCP notes that its disclosure both in its Proxy Statement and its DFAN provide information for all relevant time periods and JCP highlights the 10-years’period because it believes that this period most accurately reflects the Company’s long-term performance and, as such, management’s long-term performance.  In any event, JCP confirms that in future filings it will provide further balance to its disclosure each time a particular timeframe is highlighted.

September 22, 2015

6.
Please refer to page 6.  Please provide context in future filings, including amendments to the proxy statement, regarding how companies listed as the “most similar competitors” were chosen.  Reference, for example, the quantitative or qualitative benchmarks you are using for purposes of the comparison.

JCP acknowledges the Staff’s comment and confirms that in all future filings it will provide context related to how companies are selected to be listed as “most similar competitors.” For supplemental information, we refer the Staff to Exhibit A, Most Similar Competitors.

7.
Please refer to page 36.  Your disclosure implies a nexus between the election to the board of your nominees and subsequent positive outcomes at the Pantry.  Please avoid making unsupported statements and ensure future disclosure clarifies that there can be no assurance regarding the future performance at any company to which your nominees are elected.  Refer generally to Rule 14a-9.

JCP acknowledges the Staff’s comment.  JCP believes that the positive outcomes at the Pantry are an example of JCP’s ability to successfully run a dissident proxy campaign and implement change that significantly improves a company’s performance; and, as such, is appropriate and relevant disclosure. JCP confirms that in all future filings it will ensure future disclosure clarifies that there can be no assurance regarding the future performance at any company to which the Nominees are elected.

Preliminary Proxy Statement

8.	Please include information as of the most reasonable practicable date and fill in all blanks. For example, revise to update information required by Item 5(b) of Schedule 14A.

JCP acknowledges the Staff’s comment and has revised the Proxy Statement to include information as of the most reasonable practicable date and confirms that all blanks in the Proxy Statement will be filled in prior to the filing of a definitive proxy statement by JCP in connection with its proxy solicitation.

September __, 2015

9.
Please ensure disclosure regarding the beneficial ownership of the participants is updated and consistently presented.  For example we note reference to beneficial ownership of 2,326,670 shares on page 1, which differs from the 2,286,670 totals referenced elsewhere.

JCP acknowledges the Staff’s comment, has revised the Proxy Statement accordingly to include the most recent beneficial ownership information of the participants and has specifically qualified and consistently presented such information therein.

10.	Please revise to remove statements that imply a nexus between the election of your nominees and the creation of an “ultimate[ly] more profitable and valuable company...” Refer generally to Rule 14a-9.

JCP acknowledges the Staff’s comment and has revised the Proxy Statement to remove statements that imply a nexus between the election of the Nominees and the creation of an “ultimate[ly] more profitable and valuable company...” See letter to Casella Stockholders page of the Proxy Statement.

Background to the Solicitation, page 2

11.
Please correct the description of the April 28, 2015 materials you make regarding total shareholder return comparative metrics.  For example, clarify the group against which you are comparing the company’s performance, given that there is a material distinction in the company’s comparative share price performance vis-a-vis each of the groups in the table (i.e., the “Most Similar Competitors”, 2014 CWST Proxy Group, or S&P 500 Index).  Refer to Rule 14a-9.

JCP acknowledges the Staff’s comment and has revised the Proxy Statement accordingly to clarify the groups compared to the Company.  See page 2 of the Proxy Statement.

Reasons for the Solicitation, page 4

12.
The basis for your statement as to Casella’s “dismal absolute and relative stock price performance”, which appears under the table on page 5 is not readily apparent.  We note that as compared to both the 2014 CWST Proxy Group and Most Similar Competitors group over 1 year, the company’s share price performance was relatively better.  Please revise or advise.

JCP acknowledges the Staff’s comment and has revised the Proxy Statement accordingly to clarify JCP’s basis for its statement regarding the Company’s “dismal absolute and relative stock performance” over each of the -5 and -10 years’ periods.

13.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.  For example, please revise your disclosure and identify as your opinion and/or provide support for the following non-exclusive list of assertions:

•	unqualified assertions, which are presented as facts, that your nominees are highly-qualified;

•	unqualified assertions, which are presented as facts, regarding the poor corporate governance under the oversight of the company’s board; and,

•	assertions regarding the “persistent destruction of shareholder value”.

JCP acknowledges the Staff’s comment and has revised its disclosure where applicable to clarify that statements pertaining to the high qualifications of its Nominees, the poor corporate governance under the oversight of the company’s board, and the persistent destruction of shareholder value are always couched as its opinions or beliefs.  On a supplemental basis, JCP notes that for all the reasons outlined in detail in the Reasons for the Solicitation section of the proxy statement, JCP has ample factual basis for its reasonable opinions and beliefs.  See pages 5, 6, and 7 of the Proxy Statement.

September 22, 2015

Proposal No. 1 . . . page 8

14.
Please clarify whether the nominees have any specific plans if elected.  In this regard, we note the proposals that JCP submitted to the company during the course of settlement discussions.  If the nominees do not have specific plans, please revise to clearly state this fact.

JCP acknowledges the Staff’s comment and has revised the Proxy Statement to clarify that the Nominees do not have any specific plans for the Company at this time.

15.
Please revise the biographical information of the nominees so that it complies with Item 401 of Regulation S-K.  Refer to Item 7(b) of Schedule 14A.  For example, revise the biographies to ensure that you completely describe each individual’s business experience for the past five years and disclose the dates of experience by month and year.  We note gaps in the biographical information provided for both nominees.

JCP acknowledges the Staff’s comment and has revised the Proxy Statement to comply with Item 401 of Regulation S-K.  See page 9 of the Proxy Statement.

16.
Please refer to our prior comment.  The basis for the statements regarding Mr. Pappas’ “significant” experience in the valuation and management of investment securities and in investment banking and corporate finance, are not readily apparent based on the disclosure provided.  Please revise or advise and provide additional support for the statements.

JCP acknowledges the Staff’s comment and has revised the Proxy Statement to provide express additional support for its stated belief that Mr. Pappas has “significant” experience in the valuation and management of investment securities and in investment banking and corporate finance, in addition to having served on four public company boards of directors, which include the audit committees each of Jamba, Inc. and The Pantry, Inc; he also has two degrees, which include a masters in finance.  See pages 9 and 10 of the Proxy Statement.  On a supplemental basis, we note that Mr. Pappas has over a decade of experience in top financial institutions and since June 2009 has been the founder and chief investment officer of JCP where he has employed his experience and expertise in the valuation and management of investment securities to secure an impressive track record of increasing the value of portfolio companies and generating strong returns for his investors.  Accordingly, JCP believes that it has more than ample factual support for its reasonable opinion that Mr. Pappas has “significant” experience in the valuation and management of investment securities and in investment banking and corporate finance.

September 22, 2015

17.
You disclose that the participants are reserving the right to vote for unidentified substitute nominees.  Please confirm for us that should the participants lawfully identify or nominate substitute or additional nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute and/or additional nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

JCP acknowledges the Staff’s comment and confirms that should it lawfully identify or nominate substitute or additional nominees before the Annual Meeting, JCP will file an amended proxy statement that (1) identifies the substitute and/or additional nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Solicitation of Proxies, page 16

18.
We note that JCP intends to seek reimbursement for the expenses associated with the solicitation.  Revise to clarify the circumstances in which you will seek reimbursement.  For example, will you seek reimbursement even if your solicitation is unsuccessful?

JCP acknowledges the Staff’s comment and has clarified the circumstances for which it will seek reimbursement for its expenses associated with its solicitations.  See page 16 of the Proxy Statement.

19.
We note that you plan on soliciting requests by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.  Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting requests must be filed under the cover of Schedule 14A on the date of first use.  Refer to Rule 14a-6(b) and (c).  Please confirm your understanding.

JCP acknowledges the Staff’s comment and confirms its understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting requests must be filed under the cover of Schedule 14A on the date of first use.

20.
Further to our comment above.  Please inform us of whether you also plan to solicit requests via internet chat rooms and tell us which websites you plan to utilize.  Please advise us of your plans, if any, to comply with Rules 14a-6 and 14a-9 for any such online communications.

JCP acknowledges the Staff’s comment and hereby confirms that it does not plan to solicit proxies via Internet chat rooms.

Sincerely,

/s/ Aneliya S. Crawford

Aneliya S. Crawford, Esq.

Enclosure

cc:	James C. Pappas, JCP Investment Management, LLC
Steve Wolosky, Esq., Olshan Frome Wolosky LLP

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its comment letter dated September 18, 2015 (the “Staff Letter”) relating to the Preliminary Proxy Statement on Schedule 14A filed by the undersigned on September 10, 2015 and related additional soliciting materials (the “Filings”), each of the undersigned acknowledges the following:

•	the undersigned is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	the undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGE]

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member of JCP Investment Management, LLC

/s/ James C. Pappas
On Behalf of Nominee Brett W. Frazier